# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KOREA FUND INC, CIK 0000748691
CUSIP: 500634209
Title of class of securities: KOREA FUND INC
Address of issuer's principal executive offices: JPMORGAN ASSET MANAGEMENT, JPMORGAN ASSET MANAGEMENT, LONDON, United Kingdom (X0), EC4Y 0JP
Date of event which requires filing of this statement: 10/28/2025
Amends the filing with accession number 0001007280-22-000004
Filed by CIK 0001007280
Persons authorized to receive notices and communications: Ashlee Regal, 277 East Town Street, Columbus, Ohio (OH), 43215, (614) 224-9075

## Reporting persons
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO (CIK 0001007280): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); sole voting power 241,191; sole dispositive power 241,191; aggregate amount beneficially owned 241,191 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: KOREA FUND INC
Name of issuer: KOREA FUND INC
Address of issuer's principal executive offices: JPMORGAN ASSET MANAGEMENT, JPMORGAN ASSET MANAGEMENT, LONDON, United Kingdom (X0), EC4Y 0JP

## Item 2. Identity and Background
Name of person filing: Public Employees Retirement System of Ohio
Residence or business address:
277 East Town Street
Columbus, OH 43215
Present principal occupation or employment: Public Employees Retirement System of Ohio
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Ohio, USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares were purchased or sold in the open market using client assets under management

## Item 4. Purpose of Transaction
Purpose of transaction: The transactions on the securities referred to herein are for investment purposes. OPERS may make further purchases of shares of stock from time to time and may dispose of any or all of the shares of stock held at any time. OEPRS has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (b)-(j) of item 4 of Schedule 13D

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
241,191
5.8%
Number of shares as to which each person has sole or shared power to vote or dispose: 241,191
Transactions in the class effected during the past sixty days: 9/22/25
Other persons with the right to receive dividends or sale proceeds: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise set forth herein, there is no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between OPERS and any person or entity.

## Signatures
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO: Jennifer Starr, Chief Financial Officer (10/28/2025)